Exhibit 99.44

Canopy Growth Corporation announces strategic Spanish partnership

SMITHS FALLS, ON and MADRID, Sept. 11, 2017 /CNW/—Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) and its wholly-owned subsidiary Spektrum Cannabis GmbH (“Spektrum”) are pleased to announce a supply license agreement with Alcaliber, S.A. (“Alcaliber”), a leading player in the international pharmaceutical industry based in Spain. Alcaliber specializes in research and development, breeding and cultivation, and the extraction, purification and preparation of Narcotic Raw Materials (“NRMs”) and Active Pharmaceutical Ingredients (“APIs”). This agreement is the first of its kind between a Canadian cannabis company and a significant, established international pharmaceutical player.

“Entering this agreement with a large, well-recognized European partner like Alcaliber, with a proven background in controlled substances and an ability to produce plant-based medication solidifies our commitment to diversified production capabilities not just in Canada, but also new and emerging cannabis markets,” said Bruce Linton, Chairman & CEO, Canopy Growth. “This agreement gives us additional resources to aggressively enter the European market where federally permitted by law, while we continue to work to establish our own complementary production footprint for cannabis cultivation, value-add oil extraction and Softgel production in the European Union.”

Alcaliber has been granted a license to cultivate, produce, manufacture, export/import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices. As a result of this agreement, Canopy Growth and Spektrum will grant Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide.

“Alcaliber is really enthusiastic about pharmaceutical cannabis and our agreement with Canopy Growth and Spektrum is a perfect symbiosis,” explained Jose Antonio de la Puente, CEO, Alcaliber. “There is a clear demand for pharmaceutical cannabis produced in accordance with pharmaceutical standards and the expertise we have developed manufacturing narcotic derivatives for over 40 years combined with Canopy Growth and Spektrum’s cannabis experience will be a great step forward for the industry.”

As a proven global leader in pharmaceuticals with an established track record of producing NRMs and APIs, as well as existing production infrastructure and distribution networks in place, Alcaliber’s involvement has the potential to meaningfully expedite Spektrum’s strategic expansion in the European market.

Hacia el crecimiento

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About Spektrum Cannabis Gmbh

Spektrum Cannabis GmbH distributes cannabis medicine products to hundreds of pharmacies across Germany. Spektrum’s facility in Germany is GMP certified by the relevant authority, Regierungspräsidium Tübingen, making it, to the Company’s knowledge, the only GMP-certified cannabis processing facility in Germany.

About Alcaliber

Alcaliber S.A. is a Spanish company founded in 1973 with an overall industrial focus, dedicated to guaranteeing the supply of narcotic raw materials, based on the cultivation in Spain of the opium poppy and its subsequent transformation into concentrate poppy straw, as well as the extraction of its alkaloids. Alcaliber holds a leading position in the international industry. With over 80% of production destined for export, its products are a benchmark in terms of safety and quality. Learn more by visiting www.alcaliber.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/11/c2415.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:40e 11-SEP-17